Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES

	2011	2010	2009	2008	2007
	(In thousands, except ratio data)
Income before income taxes	$ 32,229	$ 23,423	$ 11,050	$ 13,891	$ 15,754

Interest on indebtedness	11,641	12,439	13,682	14,728	15,746

Portion of rents representative
of the interest factor	1,670	1,589	1,576	1,498	1,396

Earnings as adjusted	$ 45,540	$ 37,451	$ 26,308	$ 30,117	$ 32,896

Fixed charges:

Interest on indebtedness	$ 11,641	$ 12,439	$ 13,681	$ 14,728	$ 15,746

Portion of rents representative
of the interest factor	1,670	1,589	1,576	1,498	1,396

Fixed charges	$13,311	$14,028	$15,257	$16,226	$17,142

Ratio of earnings
to fixed charges	3.42	2.67	1.72	1.86	1.92